Exhibit 23.2

Absence of Consent by Jewett Schwartz Wolfe & Associates

The Company is unable to file consent of Jewett Schwartz Wolfe & Associates, the Company’s predecessor auditor (“JSW”) for incorporation by reference of its report in the Company’s Registration Statement on Form S-8 (No. 333-168303) since JSW has ceased its operations. This may limit the ability of the Company’s security holders to recover against such entity.